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                                                                     EXHIBIT 8.1
                                 June 1, 1998


Ragen MacKenzie Incorporated
999 Third Avenue, Suite 4300
Seattle, Washington 98104
ATTN:  V. Lawrence Bensussen
Senior Vice President and Chief Financial
 Officer

     RE:  AGREEMENT AND PLAN OF MERGER BETWEEN RMI AND HOLDING COMPANY

Ladies and Gentlemen:

     We have been asked, as counsel to Ragen MacKenzie Incorporated, a Washington corporation ("RMI"), to render this opinion regarding the material U.S. federal income tax consequences to RMI shareholders of the merger (the "Merger") of RMGI Merger Corp. (the "Subsidiary"), a Washington corporation and 100% subsidiary of Ragen MacKenzie Group Incorporated (the "Holding Company"), with and into RMI pursuant to that certain Agreement and Plan of Merger, dated as of May 29, 1998 by and between RMI, the Subsidiary and the Holding Company (the "Agreement"). Capitalized terms not otherwise defined herein shall have the same meanings given to them in the Agreement or, if not defined therein, as described in the Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on April 17, 1998 relating to the Merger, as amended from time to time (the "S-4").

     In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the relevant documents related to the Merger, including the Agreement and the S-
4. Furthermore, we have examined that certain RMI Tax Matters Certificate, dated as of the date hereof, the form of which is attached hereto as Exhibit A (the "RMI Tax Certificate").

     Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and the representations given by RMI in the RMI Tax Certificate. In rendering our opinion we have assumed and relied upon the accuracy of all information and representations and the performance of all undertakings contained in the reviewed documents as set forth above, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts
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relevant to this opinion. If any of these facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in such facts or assumptions.

     Opinion. It is our opinion that, subject to the foregoing and the limitations set forth in the S-4 or discussed below, the material federal income tax consequences of the Merger for a holder of RMI Stock who is a citizen or resident of the United States are as follows:

          (i) The Merger will be treated as a reorganization under Section 368 of the Code or as an exchange under Section 351(a) of the Code,

          (ii) No gain or loss will be recognized by a shareholder of RMI solely as a result of the conversion of RMI Stock solely into Reorganization Common Stock pursuant to the Merger,

          (iii) The tax basis of the Reorganization Common Stock received by each shareholder pursuant to the Merger will be same as such shareholder's tax basis in RMI Stock converted in the Merger, and

          (iv) The holding period of such Reorganization Common Stock will include the period during which such shareholder held RMI Stock converted in the Merger.

     However, as discussed above and as indicated in the S-4, if any of the assumptions or representations set forth above prove incorrect, then the conclusions set forth above may not be accurate, with the consequences discussed in the S-4 under the heading "PROPOSAL 1: THE REORGANIZATION - Material Federal Income Tax Consequences."

     Limitations. Our opinion is limited to the specific matters and subject to the qualifications described in the S-4 under the caption "PROPOSAL 1: THE REORGANIZATION - Material Federal Income Tax Consequences." We give no opinion with respect to other tax matters, whether federal, state or local, that may relate to the Merger. Our opinion may not address issues that are material to an individual shareholder based on his or her particular tax situation. No ruling will be requested from the Internal Revenue Service ("IRS") regarding the Merger. Our opinion is not binding on the IRS and does not constitute a guarantee that the IRS will not challenge the tax treatment of the Merger.

     In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder and the pertinent judicial and administrative authorities. We caution that our opinion is based on the federal income tax laws as they exist on the date hereof. It is possible that subsequent changes in the tax law could be enacted and applied retroactively to the Merger and that such changes could result in a materially different result than the result described in the opinions above. We do not assume the obligation to tell the Company of any such changes.

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     This opinion is furnished in connection with the Merger.  We consent to the reference to our firm under the caption "SUMMARY--Material Federal Income Tax Consequences" and "PROPOSAL 1: THE REORGANIZATION--Material Federal Income Tax Consequences" and to the filing of this opinion as an exhibit to the S-4.

                              Very truly yours,



                              PERKINS COIE LLP

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